June 25, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Russell Mancuso, Branch Chief

Re:	Innovative Card Technologies, Inc.
Registration Statement on Form S-3
Filed May 29, 2008 (File No. 333-151256)

Ladies and Gentlemen:

On behalf of Innovative Card Technologies, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 4, 2008.

SEC Comment

1.
Please resolve all comments in our May 29, 2008 letter to you before you request acceleration of the effective date of this registration statement. The resolution of those comments should include appropriate revisions to corresponding disclosure in this filing.

Response:

The Company has resolved all comments in the Staff’s May 29, 2008 letter to the Company and made appropriate revisions to the registration statement.

Very Truly Yours,

/s/ Jeff Cahlon

Jeff Cahlon

61 Broadway   New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com